April 19, 2007
Peggy A. Fisher
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Sipex Corporation Registration Statement on Form S-1 Filed November 15, 2006 File No. 333-138740
Dear Ms. Fisher:
     This letter is submitted on behalf of Sipex Corporation (“Sipex,” the “Registrant,” or the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (filed February 13, 2007, Registration No. 333-138740) (the “Registration Statement”), as set forth in your letter to Mr. Ralph Schmitt dated March 1, 2007. We are filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. For reference purposes, the text of your letter dated March 1, 2007 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
     In addition to the supplemental and other information provided to the Staff pursuant to this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) hard copies of Amendment No. 2, each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement.
General
1.	Please refer to prior comment 5. The financial statements should be updated, as necessary, to comply with Item 3-12 of Regulation S-X a the effective date. In this regard, you must update to include audited financial statements for your fiscal 2006 in your next amendment.
Response:
The Registration Statement has been updated to incorporate by reference the Company’s Annual Report of Form 10-K or the fiscal year ended December 30, 2006, which was filed with the SEC on March 30, 2007. The Company’s financial statements for the fiscal year ended December 30, 2006 are included in the Form 10-K.

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

Registration Statement Fee Table
2.	We note your response to prior comment 2 from our letter dated December 11, 2006. It still appears from your prospectus that you also intend your registration statement to register the resales of the shares issuable upon conversion of the notes and exercise of the warrants by the current holders of those securities. If so, please revise your fee table to specifically include those resales. Also revise your plan of distribution and other disclosure as appropriate.
Response:
The fee table has been revised in response to the Staff’s comment.
3.	We reissue prior comment 3. If you also intend your registration statement to register the primary offering of your shares of common stock to a subsequent holder of a note or warrant upon the conversion of that note or exercise of that warrant, please revise your registration statement to make this clear. Otherwise, please tell us what registration or exemption you will be using for your primary offering of the underlying securities to subsequent purchasers of the notes and warrants.
Response:
The Company advises the Staff that it does not intend for the Registration Statement to register the primary offering of shares of common stock to subsequent holders of a note or warrant upon conversion of that note or exercise of that warrant. The Company intends to use the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, (the “Securities Act”) which provides that the provisions of the Securities Act will not apply to “any security exchanged by the issuer with its existing securityholders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The notes are a security of the Company that are being registered on the Registration Statement. As such, the notes will be freely transferable securities, and may be resold by the selling stockholders. A subsequent holder of the notes would therefore become a securityholder of the Company and the Company may rely on Section 3(a)(9) to exchange common stock for the note upon conversion of such note.
Principal and Selling Stockholders, page 19.
4.	We note your response to prior comment 9. As requested by that prior comment, with respect to each selling securityholder that is an affiliate or a broker-dealer, please make the requested representations in the prospectus or identify each selling securityholder that is unable to make such representations in the prospectus as an underwriter with respect to the securities it is offering for resale.

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

Response:
The Registration Statement has been amended to make the representations that each selling stockholder that is an affiliate of a broker dealer (1) purchased the securities in the ordinary course of business and (2) at the time of the purchase of the securities the selling stockholder had no agreements or understandings with any person to distribute the securities.
Incorporation of Certain Information by Reference, page 52
5.	We note your revised list of documents incorporated by reference in response to prior comment 10. Please also revise your filing to incorporate by reference the annual report on Form 10-K/A that was filed on September 21, 2006.
Response:
The Registration Statement has been amended to incorporate by reference the Company’s Annual Report on Form 10-K filed on March 30, 2007, which is the last annual report on Form 10-K filed by the Company.
Note 5. Property. Plant and Equipment, page 53
6.	Please refer to prior comment 12. We note that you tested the Milpitas facility in November 2005 for recoverability on a held for use basis with all the assets and liabilities of the company pursuant paragraph 11 of SFAS 144 since separate cash flows for the headquarters facility were not separately identifiable. We also note that since the fair value of the asset group did not exceed its carrying value, no impairment was recognized. Please address the following:
Responses:
     Subpart Question 1
•	Explain why you did not perform an impairment test in the third quarter 2005, when your board of directors approved a plan to close the Milpitas location and a third-party appraisal indicated the carrying value may not be recoverable.
Response 1: We respectfully advise the Staff that the matter approved by the board of directors in the third quarter 2005 was to close down the wafer fabrication operation (or the wafer fabrication asset group) which was located at the Company’s Milpitas corporate headquarters facility; the wafer fabrication asset group was previously impaired in the second quarter of 2005 as noted in our 10-K disclosures and discussed further herein.
For held and used impairment testing purposes, the Company considered paragraph 4 of SFAS 144, which defines asset groups as “the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities,” and determined that two asset groupings exist, as follows:

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

•	Wafer fabrication asset group – The assets used in the wafer fabrication operations, which comprise the cost of equipment, wafer fabrication set-up costs, and design upgrade costs and are housed in the corporate headquarters facility in Milpitas, have cash flows which are largely independent of the cash flows of other assets and liabilities of the Company and accordingly, such assets represent an asset grouping pursuant to SFAS 144.

In the second quarter of 2005, the Company tested its wafer fabrication asset grouping for recoverability given that an appraisal indicated the carrying amount may not be recoverable. The sum of the undiscounted cash flows as estimated in the recoverability test were significantly less than the $11.1 million carrying value. Thus an impairment loss of $9.4 million was recognized, representing the difference between the carrying value and the fair value of the asset group. In August 2005, the Board of Directors of Sipex approved closing the wafer fabrication operations via the sale of the related assets to a subcontractor. Also in August of 2005, the Company identified a potential buyer, Silan, who would purchase, take title to and be trained to use a substantial portion of the assets in the wafer fabrication asset group by the end of the third quarter of 2006.

•	All assets and liabilities of the Company – The corporate headquarters facility, which comprises land, an office building and building improvements and houses the assets used in the wafer fabrication operations as well as the Company’s research and development, marketing, sales, and corporate administrative departments. Approximately 21% and 79% of the corporate headquarters facility was used for the wafer fabrication operations and the corporate departments, respectively. The corporate headquarters facility does not have cash flows which are largely independent of the cash flows of other assets and liabilities of the Company given the departments within the facility support all of the operations of the Company. This is consistent with the guidance in paragraph 11 of SFAS 144, which states:
In limited circumstances, a long-lived asset (for example, a corporate headquarters facility) may not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and of other asset groups. In those circumstances, the asset group for that long-lived asset shall include all assets and liabilities of the entity.
In September 2005, the Company was required to test its Milpitas corporate headquarters facility for recoverability given that an appraisal indicated that the carrying amount might not be recoverable. As the corporate headquarters facility is included in the asset grouping which includes all assets and liabilities of the Company, the recoverability test was performed by comparing the carrying value of all assets and liabilities of the Company to the fair value of all such assets and liabilities. Had an impairment been indicated based on such comparison, the Company would have then analyzed the cash flows associated with all of the assets and liabilities of the Company to determine if the asset group was recoverable, which in that case would have necessitated the recognition of an impairment loss. However, the carrying value of all assets and liabilities of the

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

Company was less than the fair value, determined based on the quoted market value of the Company. Therefore, no impairment loss was recognized. In November 2005, the Board of Directors of Sipex authorized the sale of the corporate headquarters facility and engaged a broker.
We wish to note that we have provided additional disclosure of the composition of these asset groupings and the events described above in footnotes 3 and 5 to our financial statements included in our 2006 Form 10-K.
     Subpart Question 2
•	Paragraph 7 of SFAS 144 states, “the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)”. Describe your undiscounted cash flow analysis and demonstrate the compliance with this guidance.
Response 2: In the recoverability test performed for the wafer fabrication asset group in the second quarter of 2005, the undiscounted cash flows were estimated based on the period of expected use of the asset group and the estimated sales value of the wafer fabrication assets to a third party. In determining the basis for estimating the undiscounted cash flows for the wafer fabrication asset group, we considered the guidance in paragraph 17 of SFAS 144, which states:
Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. (Example 2 of Appendix A illustrates the use of that approach when alternative courses of action are under consideration.) [Emphasis added.]
We believed that the most likely outcome of the wafer fabrication asset group would be a sale to a third party after a period of use by the Company and thus estimated the undiscounted cash flows based on the period of planned use and estimated sales value. Given that the undiscounted cash flows were significantly less than the carrying value, the carrying amount of the asset group was not recoverable, and since the fair value of the asset group was less than its carrying amount, an impairment of $9.4 million was recognized representing the difference between the carrying value of $11.1 million and the fair value of $1.7 million.

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

In the recoverability test performed in September 2005 for the asset grouping which included all assets and liabilities of the Company, no impairment was recognized given that the carrying value of all assets and liabilities of the Company was less than the fair value. We used the Company’s market capitalization to estimate the fair value of all of its assets and liabilities of the Company. We believe that using market capitalization to estimate fair value of an asset grouping that includes all assets and liabilities of a company is reasonable by analogy to the guidance in paragraph 23 of FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) for determining the fair value of a reporting unit for a company which has only one reporting unit. Paragraph 23 of SFAS 142 states:
The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. [Footnote 16 omitted.] [Emphasis added.]
We applied the guidance in paragraph 7 of SFAS 144, which states, in part, “For purposes of this Statement, impairment is the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.” (Emphasis Added). Since the impairment condition was not met, that is the carrying amount of the asset group that was comprised of all of the assets and liabilities of the Company did not exceed its fair value, no loss should be recognized pursuant to SFAS 144. Thus, we did not prepare an analysis of the undiscounted cash flows of the asset group that was comprised of all of the assets and liabilities of the Company because, given that the carrying value of the Company of $41.0 million was less than the $70.0 million market capitalization of the Company as of September 2005, we concluded that there was no impairment to recognize even if the undiscounted cash flows were less than the book value of all assets and liabilities of the Company.
We wish to note that we have provided additional disclosure of these recoverability tests, including the methodology used for determining fair value of these asset groupings, in footnotes 3 and 5 to our financial statements included in our 2006 Form 10-K.
     Subpart Question 3
•	We note that you grouped the Milpitas facility with all the assets and liabilities of your company for purposes of recognition and measurement of an impairment loss. Explain how you met the grouping criteria in paragraphs 10-14 of SFAS 144. Specifically, explain why the Milpitas facility, which included the wafer

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

fabrication operation, did not have separately identifiable cash flows that were independent of the cash flows of other assets and liabilities.
Response 3: Please refer to our response to Subpart Question 1.
     Subpart Question 4
•	Tell us the fair value of the Milpitas facility determined by the third-party appraisal. Explain what assets were included in the appraisal. Note that when the undiscounted cash flow analysis indicates an asset group is not recoverable, the amount of the impairment is determined by measuring the excess of the carrying amount of the asset group over its fair value. Fair value is defined as the amount for which the asset could be bought or sold in a current transaction between willing parties (paragraph 22 of SFAS 144). Explain your consideration of this guidance and if you used the appraisal amount to determine the fair value.
Response 4: As noted, in September 2005, the Company obtained an appraisal of its corporate headquarters facility which indicated an approximate fair value of $10.5 million. The assets included in the appraisal were the land, office building and building improvements. As mentioned in Subpart Question 1 and 2 above, we determined that the headquarters facility was part of the larger asset group that included all assets and liabilities of the Company, and we estimated the fair value of this asset group based upon the quoted market value of the Company as of September 2005.
We wish to note that we have provided additional disclosure of the methodology used for determining fair value of these asset groupings in footnotes 3 and 5 to our financial statements included in our 2006 Form 10-K.
     Subpart Question 5 & 6
•	We note that you revised the useful life of the facility from 24 years to four months, to reflect the sale date of the facility. Please support the remaining useful life of four months given the facility was not written down to zero, and you continued to use the facility under a sale-leaseback transaction, with a lease term of five years.

•	In this regard, we note you recorded depreciation expense equal to the difference between the carrying value of the facility and the sales price. Explain how this accounting complied with the guidance in SAB Topic 5.CC.
Response 5 & 6: As previously noted, the Board of Directors approved the sale of the Milpitas corporate headquarters facility in November 2005 and engaged a broker. As a result, we considered whether the facility should be classified as held-for-sale. In particular, we considered the guidance in paragraph 30d of SFAS 144, which states:

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

d.	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31. (Example 8 of Appendix A illustrates when that criterion would be met.) [Footnote 18 omitted.]
Example 8b of Appendix A states:
b.	An entity commits to a plan to “sell” a property that is in use, and the transfer of the property will be accounted for as a sale-leaseback through which the seller-lessee will retain more than a minor portion of the use of the property. The property would continue to be classified as held and used and paragraphs 7–26 would apply. [Footnote 30 omitted.]
We determined that since we needed to operate the wafer fabrication asset group through the date it would be sold to Silan, the sale of the corporate headquarters facility would need to be accompanied by a leaseback. The broker began marketing the corporate facility to be sold and leased back for five years, the minimum lease period the broker believed a buyer of the facility subject to a lease would demand. We intended to occupy the facility for a period subsequent to the expected date of sale of the wafer fabrication assets to Silan and thus would retain more than a minor portion of the use of the facility. Accordingly, the corporate headquarters facility did not qualify as held-for-sale.
Pursuant to paragraph 9 of SFAS 144, the Company reviewed its depreciation method and estimates and as a result revised the remaining economic life of the headquarters facility from 25 years to approximately four months, or through March 2006, the date the Company expected the sale-leaseback of the headquarters facility would qualify as a sale, and its salvage value to $12.6 million, the expected net proceeds to be received in connection with the sale.
We believe the Company’s accounting treatment of the headquarters facility and re-evaluation of the economic life of the facility to the Company complies with the guidance noted in SAB Topic 5.CC which states, in part:
The staff does not view the recognition of an impairment charge to be an acceptable substitute for choosing the appropriate initial amortization or depreciation period or subsequently adjusting this period as company or industry conditions change. The staff’s view applies also to selection of, and changes to, estimated residual values. Consequently, the staff may challenge impairment charges for which the timely evaluation of useful life and residual value cannot be demonstrated.
Based upon this guidance, the guidance in paragraph 9 of SFAS 144, and the facts, circumstances and conditions at November 2005, we believed that a revision of the economic life and the salvage value of the headquarters facility was appropriate.
In March 2006, the facility was sold, accompanied by a 5 year leaseback. The Company determined that the terms of the actual sale-leaseback transaction resulted in a requirement that

Ms. Fisher
Securities and Exchange Commission
April 19, 2007

the transaction did not qualify as a sale transaction and was required to be accounted for as a financing pursuant to FASB Statement No. 98, Accounting for Leases, and FASB Statement No. 66, Accounting for Sales of Real Estate. As a financing, the facility continues to be reflected as an asset on the Company’s balance sheet. The Company, at that time again revised the remaining depreciable life of the headquarters facility in order to accurately record depreciation associated with the facility during the period it remains on the Company’s balance sheet.
We wish to note that we have provided additional disclosure of the November 2005 and March 2006 revisions to depreciation estimates in footnotes 3 and 5 to our financial statements included in our 2006 Form 10-K.
     The Company very much appreciates the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (408) 934-7547 or our outside counsel Robert G. Day of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4622 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

SIPEX CORPORATION

/s/ Clyde R. Wallin

Clyde R. Wallin, Senior V.P. of Finance and Chief Financial Officer

cc:	Robert G. Day, Esq. (via e-mail) Jim Collar (via e-mail) Stuart Schneck, Esq. (via e-mail)